EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Clean Energy Fuels Corp.:

We consent to the use of our report dated February 28, 2013, with respect to the consolidated balance sheets of Clean Energy Fuels Corp. and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference.

/s/ KPMG LLP

Irvine, California
November 8, 2013